Exhibit 99.2


News Release


For Immediate Release

WorldHeart Announces Clinical Executive Committee for RELIANT Trial


OAKLAND, CA - October 27, 2004 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company"), a worldwide pioneer and technology leader in mechanical circulatory support systems, today provided an update on its landmark RELIANT Trial (Randomized Evaluation of the Novacor(R) LVAS in a Non-Transplant Population) in the United States ("U.S.").

WorldHeart announced the appointment of Dr. Bartley P. Griffith from the University of Maryland Medical Center and Dr. James B. Young from The Cleveland Clinic Foundation to the Clinical Executive Committee for the RELIANT Trial.

"The appointments of these distinguished leaders in the ventricular assist device ("VAD") field underscore the importance and enthusiasm for this landmark clinical trial. Their influence will have a considerable impact on the timely completion of this trial and its significance for the development of this critical therapy", commented Jal S. Jassawalla, WorldHeart President and CEO.

Dr. Griffith, a prominent and experienced cardiac surgeon who has been involved in the development of VADs since the 1980's, is the Division Head of Cardiac Surgery and a Professor of Surgery at the University of Maryland Medical Center, Baltimore, Maryland.

Dr. Young, renowned for his work in heart failure cardiology, is the Chairman of the Division of Medicine, Medical Director at the Kaufman Center for Heart Failure, and Professor of Medicine at The Cleveland Clinic Foundation, Cleveland, Ohio.

The Clinical Executive Committee for the RELIANT Trial will provide the leadership and clinical management of the trial by interfacing with clinical colleagues to ensure participation, use of best practices, and its overall success. The Clinical Executive Committee will be on the forefront of directing this landmark trial, which will add significant knowledge regarding the use of LVADs in destination therapy.

 "Since the REMATCH Study, there still exists the need to answer the questions that have been directed toward the RELIANT Trial. We continue to have patients that challenge us and that we don't have tools to help. This particular trial is critical, not only to us as physicians and surgeons, but also to the industry. There have been so many technical improvements that have occurred, with this

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particular device and with the entire field, that this will be the pivotal trial for destination therapy", commented Dr. Young.

Dr. Griffith, part of the University of Maryland team that performed the first implant in the RELIANT Trial, commented, "It's a pleasure to be on the forefront of this life saving trial. I have worked with the Novacor LVAS in both the laboratory and patients since 1987 and believe the device will demonstrate its ability to save lives. It is important to recognize that significant advances and improvements have been made to the Novacor and Heartmate devices since the landmark REMATCH trial was completed. I expect that the RELIANT trial will demonstrate the real value of these devices in the treatment of patients hopelessly ill with heart failure.

"The field is not static. New ideas and equipment continue to present opportunities that impact heart failure. I am pleased to see this powerful heart failure treatment be evaluated for its benefit in patients for whom heart transplantation is not an option," he added.

WorldHeart ended the third quarter of 2004 with seven centers enrolled in the RELIANT Trial, five of which were recruited during the quarter. Subsequent to the quarter-end, on October 1, 2004, the Centers for Medicare and Medicaid Services in the U.S. implemented its announced increase in payment for implantation of all VADs which represents an increase in reimbursement to centers implanting the Novacor LVAS by approximately 30 to 40%.

"We have an excellent technology and foundation; we continue to believe that our Novacor LVAS is the best-suited current device for long-term use, which we expect will be demonstrated in the RELIANT Trial," commented Mr. Jassawalla, WorldHeart President and CEO.

About the RELIANT Trial
-----------------------
The RELIANT Trial will evaluate the Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to HeartMate XVE LVAS, which has been evaluated and approved for such use. Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services for implants within the Trial. Data from this Trial is expected to support a Pre-market Approval Supplement that will request approval for use of the Novacor LVAS by non-transplant eligible patients (Destination Therapy).

About Novacor(R) LVAS
---------------------
The Novacor(R) LVAS is an electrically powered, pulsatile flow device with more than 20 years of clinical use. It is the first ventricular assist device (VAD) to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4 years; statistics unmatched by any other implanted electromechanical circulatory support device on the market. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure.


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The Novacor LVAS is commercially approved as a bridge to transplantation in the
U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge to transplantation, and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
-----------------------------
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS, which has unprecedented reliability and durability, is well established in the marketplace. It is the first ventricular assist device to provide a recipient with more than 6 years of circulatory support and continues to hold the industry record for longest support on a single device, over 4 years. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure. Its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

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For more information, please contact:
------------------------------------
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com